

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2012

Via E-mail
David Cantor
President
Vycor Medical, Inc.
6401 Congress Ave., Suite 140
Boca Raton, FL 33487

> **Re:** **Vycor Medical, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed August 22, 2012**
> **File No. 333-176713**

Dear Mr. Cantor:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We see from the explanatory note on the cover page of your registration statement that this filing is intended to be a post-effective amendment to your Form S-1 with the assigned file number 333-176713; however, you have filed this post-effective amendment on the EDGAR system under a different file number. Please submit a withdrawal of this amendment using the AW Edgar tag and, if desired, file a new post-effective amendment using the correct file number.

Exhibit 5.1

2. We note that the penultimate paragraph of the legal opinion states that the common stock is validly issued, fully paid and non-assessable; however, your disclosures on pages 10 and 23 indicate that not all of the common shares are outstanding. In your new post-effective amendment, please reconcile counsel's opinion with the disclosures in the post-

effective amendment or amend to include, as applicable, revised disclosures or a revised legal opinion.

Exhibits

3.   Please include with your new post-effective amendment the interactive data file exhibit required by Regulation S-K Item 601.

Exhibit 23.2

4.   We note your auditor, Paritz & Company, has only consented to the use of its report as it relates to your financial statements as of December 31, 2011 and the related statements of operations, stockholders' equity and cash flows for the year then ended.   Further, your auditor has incorrectly referred to the financial statements as of December 31, 2011 as restated. Please have Paritz & Company consent to the use of its report dated March 29, 2012 with respect to all the consolidated financial statements covered by the report. Otherwise, please advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Robert L. B. Diener, Esq.